EXHIBIT 21.1

SUBSIDIARIES

As of October 31, 2014, the following were the Registrant's significant operating Subsidiaries:

Name:   Terra Mining Corporation

Country of Organization:   British Columbia, Canada

Percent Ownership by Registrant:   100.0% by WestMountain Gold, Inc.

Name:   Terra Gold Corporation

Country of Organization:   U.S.

Percent Ownership by Registrant:   100.0% by WestMountain Gold, Inc.